PRIMERO TO COMMENCE TRADING ON NYSE

Toronto, Ontario, August 11, 2011 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P) is pleased to announce that its common shares have been authorized for listing on the New York Stock Exchange (NYSE). The Company anticipates its common shares will begin trading on the NYSE on Monday, August 15, 2011, under the trading symbol “PPP”. The Company will retain its listing on the Toronto Stock Exchange (TSX) in Canada under the trading symbol "P".

Joseph F. Conway, President and Chief Executive Officer of Primero, stated "We announced at the beginning of the year that an NYSE listing was one of our goals, and we are pleased to have been able to achieve it on schedule. As we look to grow and make progress towards becoming a mid-tier gold producer the NYSE listing will improve the visibility of the Company and offer our shareholders greater trading liquidity. Furthermore, it is expected to broaden our reach to the global capital markets.”

“We welcome Primero Mining Corp. to the NYSE Euronext family of listed companies and to New York Stock Exchange,” said Scott Cutler, Executive Vice President, NYSE Euronext. “Primero Mining and its shareholders will benefit from superior market quality and technology, a broad array of issuer and investor services, and a global brand association. We look forward to building a strong and lasting partnership with the Company and its shareholders.”

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer and owns 100% of the San Dimas gold-silver mine in Mexico. Primero offers immediate exposure to un-hedged, low cash cost gold production with a substantial resource base in a politically stable jurisdiction. The Company intends to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Tamara Brown
VP, Investor Relations
Tel: (416) 814 3168
tbrown@primeromining.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains certain statements that may be deemed “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. The forward-looking statements in this press release include statements regarding proposed growth plans for Primero, intentions to become an intermediate gold producer, forecasted production, operating costs, and capital expenditures. The forward-looking statements are based on reasonable assumptions, including assumptions related to the availability of acquisition targets and financing requirements, and the assumptions set out elsewhere in this news release. Factors that may cause actual results to vary from anticipated results include the risks that Primero may not find acquisition targets at attractive prices, mineral reserves or resources are not as estimated, the actual results of exploration and development activities not being as anticipated, costs of production being higher than anticipated, fluctuations in the exchange rate between the Mexican Peso, Canadian dollar and US dollar, lower than anticipated grade of the ore mined, fluctuations in capital markets and other risks disclosed in the Company's first quarter 2011 Financial Statements and MD&A, and in the Company’s January 17, 2011 news releases, available under the Company’s profile on SEDAR at www.sedar.com. Although Primero believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward looking statements. Forward looking statements are based on the beliefs, estimates and opinions of Primero's management on the date the statements are made. Primero undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change, except as required by law.